U.S. SECURITIES AND EXCHANGE
                             COMMISSION WASHINGTON,
                                   D.C. 20549
                                   FORM U-9C-3



                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended June 30, 2004
                                                 -------------



                      FirstEnergy Corp. (File No. 70-09501)
                  ---------------------------------------------
                      (Name of Registered Holding Company)

                     76 South Main Street, Akron, Ohio 44308
                  ---------------------------------------------
                   (Address of Principal Executive Offices)

                                FirstEnergy Corp.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                  For the quarterly period ended June 30, 2004
                                                 --------------



                                Table of Contents
                                -----------------

 Item
  No.                                   Title                          Page
------         ------------------------------------------------        ----
   1           Organization Chart                                      1-4

   2           Issuances and Renewals of Securities and
               Capital Contributions                                     5

   3           Associate Transactions                                  6-7

   4           Summary of Aggregate Investment                           8

   5           Other Investments                                         9

   6           Financial Statements and Exhibits:

                   A - Financial Statements                             10

                   B - Exhibits                                         11

                   C - Certificate of FirstEnergy Corp.                 11

               Signature                                                12



  Note:      All dollar amounts shown in this Form U-9C-3 are expressed in
  ----       thousands unless otherwise noted.


                                                    ITEM 1 - ORGANIZATION CHART

                                                         Energy (ERC)
                                                         or Gas (GRC)       Date of      State of    Percentage of Voting  Nature of
Name of Reporting Company                              Related Company   Organization  Organization     Securities Held     Business
------------------------------------------------       ---------------   ------------  ------------  --------------------  ---------

FirstEnergy Corp. (a)
-----------------

    FirstEnergy Ventures Corp. (b)
       Bay Shore Power Company (d)                            ERC         01/26/1998     Ohio               100.0              (h)
       Centerior Energy Services, Inc. (d)                    ERC         06/01/1994     Ohio               100.0              (i)
       Eastroc Technologies, LLC (c)                          ERC         04/30/1996     Delaware            50.0 **           (j)
       Engineered Processes, Ltd. (c)                         ERC         12/30/1996     Ohio                50.0 **           (j)
       Warrenton River Terminal, Ltd. (d)                     ERC         09/03/1996     Ohio               100.0              (k)

    FirstEnergy Facilities Services Group, LLC (b)
       Dunbar Mechanical, Inc. (e)                            ERC         07/16/1956     Ohio               100.0              (g)
       Edwards Electrical & Mechanical, Inc. (e)              ERC         02/28/1968     Indiana            100.0              (g)
       Elliot-Lewis Corporation (e)                           ERC         05/21/1998     Pennsylvania       100.0              (g)
        A.A. Duckett, Inc.                                    ERC         03/01/1973     Delaware           100.0              (g)
        Sautter Crane Rental, Inc.                            ERC         12/10/1991     Pennsylvania       100.0              (l)
        E-L Enterprises, Inc.
          Modern Air Conditioning, Inc.                       ERC         04/27/1965     Florida            100.0              (g)
            Airdex Air Conditioning Corporation               ERC         01/18/1995     Florida            100.0              (g)
          R.L. Anderson, Inc.                                 ERC         08/28/1961     Florida            100.0              (g)
       L.H. Cranston and Sons, Inc. (e)                       ERC         01/02/1951     Maryland           100.0              (g)
       Roth Bros., Inc. (e)                                   ERC         09/06/1947     Ohio               100.0              (g)
       The Hattenbach Company (e)                             ERC         03/21/1969     Ohio               100.0              (m)
       R.P.C. Mechanical, Inc. (e)                            ERC         04/21/1959     Ohio               100.0              (g)
       Spectrum Controls Systems, Inc. (e)                    ERC         04/18/1988     Ohio               100.0              (g)

    FirstEnergy Solutions Corp. (b)                           ERC         08/08/1997     Ohio               100.0              (n)
       FirstEnergy Engineering, Inc. (f)                      ERC         08/09/1996     Ohio               100.0              (u)

    GPU Diversified Holdings, LLC (GPUDH) (b)                             08/03/2000     Delaware           100.0              (s)
       GPU Solar, Inc.                                        ERC         11/07/1997     New Jersey          50.0 **           (t)
       GPU Distributed Power, Inc. *                          ERC         02/29/2000     Delaware           100.0
       Active Power, Inc.                                     ERC                                           0.006 **           (r)
       Ballard Power Systems Inc.                             ERC                                                              (w)
       EnviroTech Investment Fund I, LP                       ERC                                             9.9 **           (v)
       EnerTech Capital Partners II, LP                       ERC                                             2.0 **           (v)


*  Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

                                                                   1


                                                                 ITEM 1 - ORGANIZATION CHART (Continued)

                                                         Energy (ERC)
                                                         or Gas (GRC)       Date of      State of    Percentage of Voting  Nature of
Name of Reporting Company                              Related Company   Organization  Organization     Securities Held     Business
------------------------------------------------       ---------------   ------------  ------------  --------------------  ---------


FirstEnergy Corp. (a) (Continued)
-----------------

    Ohio Edison Company (OE) (b)
       EnviroTech Investment Fund I, LP (c)                   ERC                                            6.0 **           (v)

    PowerSpan Corp. (c)                                       ERC        05/01/1997     Delaware           18.63 **           (o)

    Kinetic Ventures I, LLC (c)                               ERC        04/15/1997     Delaware           11.11 **           (p)

    Kinetic Ventures II, LLC (c)                              ERC        12/07/1999     Delaware           14.28 **           (p)

    Nth Power Technologies II, LLC (c)                        ERC                                            8.2 **           (q)

    Utility.com, Inc. (c) *                                   ERC                                            5.0 **           (n)

    Automated Power Exchange, Inc. (c)                        ERC                                           1.16 **           (n)


*  Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.


                                                                   2


(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.

(b)  These companies are direct wholly owned subsidiaries of FirstEnergy Corp.

(c) FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.

(d) These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.

(e) These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.

(f)  This company is direct  wholly owned  subsidiary of  FirstEnergy  Solutions
     Corp.

(g)  This  subsidiary   provides  HVAC  equipment   installation  and  services,
     facilities management, and energy management.

(h)) This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.

(i) This subsidiary provides various consulting services related to energy management and procurement.

(j) This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.

(k) This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.

(l)  This subsidiary provides crane rental services.

(m) This subsidiary provides refrigeration sales and services to commercial entities.

(n)  This   subsidiary   engages  in  the  brokering  and  marketing  of  energy
     commodities.

(o) This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.

(p) This venture capital fund is focused on early stage companies involved in energy-related field and technology.

(q) This venture capital fund is focused on emerging technologies in the global energy industry.

(r) This company is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.

(s) This energy-related company holds securities directly in the energy-related company set below its name.

(t) This subsidiary is involved in the development and commercialization of photovoltaics.

(u)  This subsidiary provides engineering services.

(v) An investment fund which invests in energy-related technology. GPUDH owns a 9.89% interest and OE owns a 6% interest.

(w) GPU Diversified Holdings LLC owns 1,366,062 shares of Ballard Power Systems Inc. (BPS) common stocks. BPS develops stationary fuel cell systems.

            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------

 None.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                 Type of     Principal                              Company to       Collateral     Consideration
                                 Security    Amount of     Issue or    Cost of     whom Security     Given with        Received
Company Issuing Security         Issued      Security      Renewal     Capital      was Issued         Security   for Each Security
------------------------         --------    ---------     --------    -------     -------------     ----------   -----------------

          None.



                                    Company Contributing             Company Receiving              Amount of Capital
                                          Capital                        Capital                      Contribution
                               ----------------------------    ----------------------------         ------------------
                                      FirstEnergy Corp.               PowerSpan Corp.                    $ 882



Note:     The information provided in Item 2 presents the activities of the reporting period only.
----


                                                                   5


                                                  ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies
                                                                                                                         Total
                                                                                                                         Amount
Reporting Company Rendering Services       Associate Company Receiving Services        Types of Services Rendered        Billed
------------------------------------       ------------------------------------        --------------------------        ------

Bay Shore Power Company                    FirstEnergy Generation Corp.                Sale of steam

Centerior Energy Services, Inc.            FirstEnergy Solutions Corp.                 Energy consulting services

Dunbar Mechanical, Inc.                    FirstEnergy Generation Corp.                HVAC services

Dunbar Mechanical, Inc.                    FirstEnergy Nuclear Operating Company       HVAC services

Dunbar Mechanical, Inc.                    The Toledo Edison Company                   HVAC services

Elliot-Lewis Corporation                   Jersey Central Power & Light Company        HVAC services

FirstEnergy Solutions Corp.                FirstEnergy Generation Corp.                Natural gas procurement &
                                                                                       scheduling services

Roth Bros., Inc.                           FirstEnergy Generation Corp.                HVAC services

Roth Bros., Inc.                           FirstEnergy Nuclear Operating Company       HVAC services

Sautter Crane Rental, Inc.                 Metropolitan Edison Company                 Crane rental

Sautter Crane Rental, Inc.                 Jersey Central Power & Light Company        Crane rental

Warrenton River Terminal, Ltd.             FirstEnergy Generation Corp.                Loading, unloading and storage
                                                                                       of coal and petcoke


Note:  The  information  provided in Item 3 represents the activities of the reporting  period only. The amounts  required under the
----   caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

                                                                   6


                                              ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


                                                                                                                         Total
                                                                                                                         Amount
Reporting Company Rendering Services       Associate Company Receiving Services        Types of Services Rendered        Billed
------------------------------------       ------------------------------------        --------------------------        ------

FirstEnergy Service Company                GPU Diversified Holdings LLC                Legal and certain general
                                                                                       and administrative services

FirstEnergy Generation Corp.               Bay Shore Power Company                     Sale of fuel oil

FirstEnergy Generation Corp.               Bay Shore Power Company                     Plant operation & maintenance
                                                                                       services

FirstEnergy Service Company                FirstEnergy Solutions Corp.                 General and administrative
                                                                                       services


Note: The  information  provided in Item 3 represents the activities of the reporting  period only. The amounts  required under the
----  caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.


                                                                   7



                                                     ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  June 30, 2004                                $20,794,122                  Line 1
                                                   --------------
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                          3,119,118                  Line 2
       Greater of $50 million or line 2                                                                         $3,119,118    Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Development and commercialization of photovoltaics (Category II)                            7,866
           Production, conversion, sale and distribution of thermal energy
             products (Category VI)                                                                   29,063
           Sale of technical, operational, management, and other services
             related to HVAC, refrigeration systems (Category VII)                                     4,295
           Fuel transportation, handling and storage facilities (Category IX)                             50
                                                                                                   ---------

                Total current aggregate investment
                                                                                                                    41,274    Line 4
                                                                                                                 ---------

       Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
           system (line 3 less line 4)                                                                          $3,077,844    Line 5
                                                                                                                 =========


Note: The caption "Total average  consolidated  capitalization"  includes total common equity,  preferred equity (including amounts
----  due within one year), long-term debt (including amounts due within one year) and short-term debt.

      The caption "Total current aggregate  investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of  effectiveness  of Rule 58 (March 24, 1997),  or after  FirstEnergy  Corp.  registered as a holding  company  (November  7, 2001) for which there is  recourse,  directly or  indirectly,  to  FirstEnergy  Corp.  or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.


                                                                   8



                                                                       ITEM 5 - OTHER INVESTMENTS

                                                      Aggregate Investment as     Change in Investments        Reason for Change
Major Line of Energy-Related Business                    of March 31, 2004       During Reporting Period         in Investments
-------------------------------------                 -----------------------    -----------------------   -------------------------

Energy management services (Category I)                      $ 1,766 (1)                  -                 No change.

Development and commercialization of                          59,467 (2)                $ 882               In the second quarter of
electrotechnologies (Category II)                                                                           2004, FirstEnergy made
                                                                                                            $882 thousand capital
                                                                                                            contribution to
                                                                                                            PowerSpan Corp.

Energy services and retail energy sales (Category V)          18,158 (3)                  -                 No change.

Production, conversion, sale and distribution of              70,913 (4)                  -                 No change.
thermal energy products (Category VI)

Sale of technical, operational, management, and              191,115 (5)                  -                 No change.
other services related to HVAC, refrigeration
systems (Category VII)

Fuel transportation, handling and storage                      4,959 (6)                  -                 No change.
facilities (Category IX)

Development and commercialization of technologies                 46 (7)                  -                 No change.
that utilize coal waste by-products (Category X)

(1)   Includes $1,766 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
      (November 7, 2001).
(2)   Includes $52,483 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
      (November 7, 2001).
(3)   Includes $18,158 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
      (November 7, 2001).
(4)   Includes $41,850 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
      (November 7, 2001).
(5)   Includes $186,820 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
      (November 7, 2001).
(6)   Includes $4,909 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
      (November 7, 2001).
(7)   Includes $46 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
      (November 7, 2001).

                                                                   9


     ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements
    --------------------

   A-1 Financial statements of FirstEnergy Solutions Corp for the quarter ended June 30, 2004.

   A-2 Financial statements of GPU Diversified Holdings LLC for the quarter ended June 30, 2004.

   A-3 Financial statements of Bay Shore Power Company for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-4 Financial statements of Centerior Energy Services, Inc for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-5 Financial statements of Warrenton River Terminal, Ltd. for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-6 Financial statements of Dunbar Mechanical, Inc for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-7 Financial statements of Edwards Electrical & Mechanical, Inc for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-8 Financial statements of Elliot-Lewis Corporation for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-9 Financial statements of L.H. Cranston and Sons, Inc. for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-10 Financial statements of Roth Bros., Inc. for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-11 Financial statements of The Hattenbach Company for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-12 Financial statements of R.P.C. Mechanical, Inc. for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-13 Financial statements of Spectrum Controls Systems, Inc. for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

   A-14 Financial statements of GPU Solar, Inc. for the quarter ended June 30, 2004. - filed pursuant to request for confidential treatment.

B.  Exhibits
    --------

    Contracts Required by Item 3
    ----------------------------

   B-1 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

   B-2 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

   B-3 Contract between FirstEnergy Service Company and GPU Diversified Holdings LLC to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-3 to FirstEnergy's Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.

  B-4 Contract between FirstEnergy Service Company and FirstEnergy Solutions Corp. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-4 to FirstEnergy's Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.


  Note: Services rendered by all other FirstEnergy energy related companies to their associate companies are provided pursuant to written and oral contracts.


C.  Certificate of FirstEnergy Corp.
    --------------------------------

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                     FIRSTENERGY CORP.


August 25, 2004
                                      By:          /s/ Harvey L. Wagner
                                            ------------------------------------
                                                       Harvey L. Wagner
                                                 Vice President, Controller
                                                and Chief Accounting Officer
                                                (Principal Accounting Officer)